UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on May 27, 2013 correcting certain information contained in the English translation of a company announcement filed on April 26, 2013 regarding the Consolidated Business Results for the Fiscal Year Ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 28, 2013	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: May 27, 2013 URL: http://www.komatsu.com/

The Partial Correction to the Consolidated Business Results

for the Fiscal Year Ended March 31, 2013 (U.S. GAAP)

Komatsu Ltd. announced today that the following partial correction to the consolidated business results for the fiscal year ended March 31, 2013 (U.S. GAAP) disclosed on April 25, 2013. Correction before and after are underlined as follows.

Correction

Page 25:	Consolidated Financial Statements (7) Notes to Consolidated Financial Statements 1) Business Segment Information <Information by Operating Segment> (For the fiscal year ended March 31, 2013)

Before

(For the fiscal year ended March 31, 2013)

	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,677,049	207,942	1,884,991	—	1,884,991
Intersegment	2,530	8,349	10,879	(10,879)	—
Total	1,679,579	216,291	1,895,870	(10,879)	1,884,991
Segment profit	208,951	6,222	215,173	(1,161)	214,012
Assets	2,195,232	282,342	2,477,574	40,283	2,517,857
Depreciation and Amortization	80,934	9,475	90,409	—	90,409
Capital investment	127,706	9,256	136,962	—	136,962

After

(For the fiscal year ended March 31, 2013)

	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,677,049	207,942	1,884,991	—	1,884,991
Intersegment	2,530	8,349	10,879	(10,879)	—
Total	1,679,579	216,291	1,895,870	(10,879)	1,884,991
Segment profit	208,951	6,222	215,173	(1,161)	214,012
Assets	2,195,232	282,342	2,477,574	40,283	2,517,857
Depreciation and Amortization	78,589	9,416	88,005	—	88,005
Capital investment	127,706	9,256	136,962	—	136,962

(End)

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